

July 29, 2011

Dahua, Inc.
Meng Hua, Chief Financial Officer
8th Floor, Officer Tower 3, Henderson Center
#18 Jianguomennei Street, Dongcheng District
Beijing, China 100005

> **Re: Dahua, Inc.**
> **Form 8-K filed July 19, 2011**
> **Form 8-K/A filed July 28, 2011**
> **File No. 0-49852**

Dear Ms. Meng:

We have reviewed your filings and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure in paragraph one of your amended Form 8-K which indicates you will not take on a new auditor. Please be advised that you will continue to be obligated by the SEC's reporting requirements until you file a Form 15.

2. Your disclosure in paragraph two indicates that Child's report on your financial statements for the two most recent fiscal years did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. However, we note that Child's audit report dated April 29, 2011 included in your Form 10-K filed on May 4, 2011 included language as to the uncertainty of your ability to continue as a going concern. Please amend your Form 8-K to appropriately disclose this modification. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

You may contact me at (202)551-3732 with any questions.

Sincerely,

/s/ Melinda Hooker

Melinda Hooker
Staff Accountant